Exhibit 99.1

(Letterhead of KPMG LLP)

October 17, 2006

Copart, Inc.

Fairfield, CA

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Copart, Inc. on or about October 17, 2006, which contains notification of the registrant’s inability to file its Form 10-K by October 16, 2006. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our procedures to re-issue our report on the Company’s consolidated financial statements for the years ended July 31, 2005 and 2004, to be included in its Form 10-K.

Very truly yours,

/S/ KPMG LLP